FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of August 29, 2003

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For immediate release
Signet Group plc (LSE: SIG, Nasdaq NMS: SIGY)                                                                                                  29 August 2003

NOTICE OF ANNOUNCEMENT

SIGNET GROUP PLC INTERIM RESULTS

Signet Group plc (LSE: SIG and Nasdaq NMS: SIGY), the world's largest speciality retail jeweller, will announce its interim results for the 26 weeks to 2 August 2003, at 12.00 noon (BST) on Wednesday 3 September 2003.

On that date there will be an analysts' meeting in London, at 2.00 p.m. (BST) and 9.00 a.m. (EDT). For all interested parties there will be a simultaneous audio webcast available on the Signet Group web site (www.signetgroupplc.com) and a live telephone conference call. The details for the conference call are:

European dial-in:                     +44 (0) 20 7984 7582                   Password: "Signet"
European 48 hr. replay:           +44 (0) 20 7784 1024                   Access code: 414115

US dial-in:                               +1 719 457 2629                          Password: "Signet"
US 48 hr. replay:                     +1 719 457 0820                          Access code: 414115

A video webcast of the presentation is expected to be available from close of business London time on 3 September 2003 at www.signetgroupplc.com and on the RAW broadband network.

For further information:

Tim Jackson, Investor Relations Director:                    +44 (0) 20 7399 9520

Mike Smith/Tim Grey, Brunswick:                               +44 (0) 20 7404 5959

Andre Brands, The Global Consulting Group:              +1 646 284 9403

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:    August 29, 2003